SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                 FORM 11-K



(Mark
One)
[ X ]          ANNUAL REPORT PURSUANT TO SECTION 15(d)
               OF THE SECURITIES EXCHANGE ACT OF 1934


            For the fiscal year ended February 29, 2000

                                   OR

[   ]         TRANSITION REPORT PURSUANT TO SECTION 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934


           For the transition period from ________ to ________

                          Commission File Number
                                 1-6699




              Stock Purchase Plan of Robin Hood Multifoods Inc.
                              60 Columbia Way
                         Markham, Ontario L3R 0C9
                     (Full title and address of plan)



                  International Multifoods Corporation
                         200 East Lake Street
                       Wayzata, Minnesota 55391
   (Name of issuer and address of principal executive offices of issuer)








INDEPENDENT AUDITORS' REPORT


The Savings Committee Stock Purchase Plan of Robin Hood Multifoods Inc.


We have audited the accompanying statements of financial condition of the Stock Purchase Plan of Robin Hood Multifoods Inc., (the "Plan") as of February 29, 2000 and February 28, 1999, and the related statements of income and changes in plan equity for each of the years ended February 29, 2000, February 28, 1999 and February 28, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of February 29, 2000, and February 28, 1999, and the income and changes in plan equity for each of the years ended February 29, 2000, February 28, 1999 and February 28, 1998, in conformity with generally accepted accounting principles.



/s/ KPMG LLP
Minneapolis, Minnesota
May 3, 2000




STOCK PURCHASE PLAN OF
ROBIN HOOD MULTIFOODS INC.

Statements of Financial Condition

February 29, 2000 and February 28, 1999
(Expressed in Canadian Dollars)

                                                              2000             1999
------------------------------------------------------------------------------------
Assets

Cash                                                       $  6,782         $  4,235
Contributions Receivable:
   Employee                                                  71,957           69,465
   Employer                                                  33,728           34,729
------------------------------------------------------------------------------------
                                                            105,685          104,194

Investment in shares of common stock of
   International Multifoods Corporation at fair value:
      2000 : 11,543 shares, cost = $ 284,832
      1999 : 6,769 shares, cost = $ 241,813                 182,922          221,295
------------------------------------------------------------------------------------
                                                           $295,389         $329,724
====================================================================================

Plan Equity                                                $295,389         $329,724
====================================================================================

See accompanying notes to financial statements.



STOCK PURCHASE PLAN OF
ROBIN HOOD MULTIFOODS INC.

Statements of Income and Changes in Plan Equity

Years ended February 29, 2000,
February 28, 1999 and February 28, 1998
(Expressed in Canadian Dollars)


                                              2000             1999            1998
-----------------------------------------------------------------------------------
Investment income:
   Cash dividends                        $  27,589        $  23,049      $   31,566
   Interest income                              23              110             131
-----------------------------------------------------------------------------------
                                            27,612           23,159          31,697
Decrease in unrealized
   gain/loss on investment                 (81,392)         (32,988)        (25,366)
Realized gain (loss) on withdrawals
   of common stock                        (600,499)        (112,907)        185,594
-----------------------------------------------------------------------------------
Net investment gain (loss)                (654,279)        (122,736)        191,925
-----------------------------------------------------------------------------------

Contributions:
   Contributions by members                829,190          783,002         712,455
   Contributions by participating
      Employer, net of forfeitures
      on termination                       405,829          389,642         345,918
-----------------------------------------------------------------------------------
   Total Contributions                   1,235,019        1,172,644       1,058,373
-----------------------------------------------------------------------------------

Total increase in plan equity              580,740        1,049,908       1,250,298

Withdrawals:
   Cash                                      6,303           11,691          12,863
   Distributions in stock                  608,772        1,004,559       1,261,751
-----------------------------------------------------------------------------------
   Total withdrawals                       615,075        1,016,250       1,274,614
-----------------------------------------------------------------------------------

Net increase (decrease) in plan equity     (34,335)          33,658         (24,316)

Balance of plan equity at beginning of
   year                                    329,724          296,066         320,382
-----------------------------------------------------------------------------------
Balance of plan equity at end of year    $ 295,389       $  329,724      $  296,066
===================================================================================


See accompanying notes to financial statements.


STOCK PURCHASE PLAN OF
ROBIN HOOD MULTIFOODS INC.

Notes to Financial Statements

February 29, 2000, February 28, 1999 and February 28, 1998
----------------------------------------------------------


1.  Summary of Significant Accounting Policies:

The accompanying financial statements are prepared in accordance with generally accepted accounting principles in the United States. Transactions in securities are recorded on the transaction date. The investment in common stock of International Multifoods Corporation ("Multifoods") is stated at fair market value based on published market value.

Robin Hood Multifoods Inc. and its participating subsidiary corporations (the "Employer") pay all administrative costs of the Stock Purchase Plan of Robin Hood Multifoods Inc., (the "Plan").

On or about February 15 of each year, the unit value of the vested units or portions thereof of the Trust Fund credited to each participating employee's ("Member's") account on the date of distribution are distributed in full shares of Common Stock of Multifoods to the extent possible and the balance, if any, is paid in cash.

Realized gains or losses reflect the difference between fair market values of stock withdrawals by Members and historical cost of the shares on a first-in, first-out basis ("FIFO").

2.  Summary Description of Plan:

The Plan is a voluntary investment plan intended to provide an opportunity for salaried employees of the Employer to become stockholders of Multifoods and to encourage them to invest on a regular basis. A Member may contribute monthly from 2% to 5% of regular salary to the Plan. The Employer contributes an amount equal to 50% of the Member's contribution.

Contributions of a Member, and of the Employer on behalf of the Member, are calculated and maintained in terms of shares of stock. The number of employees participating in the Plan together with the share and the share values of the investments under the Plan at February 29, 2000, February 28, 1999 and February 28, 1998 were as follows:

                                      2000         1999         1998
--------------------------------------------------------------------
Number of employees                    351          340          329
Number of units                     11,543        6,769        5,056
Net asset value per share:
   At cost                         $24.676      $35.724      $37.304
   At market                        15.847       32.692       39.769
--------------------------------------------------------------------

Employees' contributions are fully vested. Employer contributions become fully vested after the employee has been a Member of the Plan for three years, or upon retirement, pre-retirement death or disability, and certain other occurrences. The amounts forfeited by employees who withdraw prior to becoming fully vested are used to reduce subsequent Employer contributions.

Robin Hood Multifoods Inc. may at any time, by action of its Board of Directors, terminate the Plan or discontinue contributions with respect to any one or more participating Employers. Upon termination or discontinuance of contributions, Employer contribution amounts in Member accounts, i.e. vested amount, will be distributable to the Member or his or her beneficiary.

The corporations represented by the Employer are all Canadian corporations and all Members are Canadian residents. The Plan is not subject to the provisions of the United States Employee Retirement Income Security Act of 1974.

3.  Realized Gains or Losses:

Realized gains or losses resulting from withdrawals and distributions to Members of Multifoods Common Stock are as follows:

                                                          Multifoods
                                                        Common Stock
--------------------------------------------------------------------
2000:
   Aggregate market value/ proceeds                       $  608,772
   Aggregate FIFO cost                                     1,209,271
--------------------------------------------------------------------
Realized loss                                             $ (600,499)
====================================================================
1999:
   Aggregate market value/ proceeds                       $1,004,560
   Aggregate FIFO cost                                     1,117,467
--------------------------------------------------------------------
Realized loss                                             $ (112,907)
====================================================================
1998:
   Aggregate market value/ proceeds                       $1,261,751
   Aggregate FIFO cost                                     1,076,157
--------------------------------------------------------------------
Realized gain                                             $  185,594
====================================================================


4.  Income Taxes:

The Plan is not subject to U.S. or Canadian income taxes. Members are subject to Canadian income tax each year on the amount of Employer contributions to the Plan and income (including a portion of capital gains less capital losses arising and realized after December 31, 1971) from the Trust Fund allocated for the year by the trustee to their accounts, even though Employer contributions are on a contingent basis. Distributions from the Plan will be received by Members free of any further Canadian tax. If amounts are forfeited under the Plan, the Members affected will be entitled to a refund of 15 percent of the amounts contingently allocated to their accounts and previously included in their income for tax purposes.

5.  Contributions and Deposits:

Contributions and deposits for the three years ended February 29, 2000, February 28, 1999 and February 28, 1998 are as follows:


Members                                  2000          1999           1998
--------------------------------------------------------------------------
Robin Hood Multifoods Inc.           $751,504      $700,587       $643,329
Multifoods Inc.                        73,386        78,556         69,126
Gourmet Baker Inc.                      4,300         3,859              -
--------------------------------------------------------------------------
                                     $829,190      $783,002       $712,455
==========================================================================

Employer                                 2000          1999           1998
--------------------------------------------------------------------------
Robin Hood Multifoods Inc.           $366,985      $348,434       $311,356
Multifoods Inc.                        36,694        39,278         34,562
Gourmet Baker Inc.                      2,150         1,930              -
--------------------------------------------------------------------------
                                     $405,829      $389,642       $345,918
==========================================================================

Employer contributions are net of forfeitures.


                               Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                        STOCK PURCHASE PLAN OF
                                        ROBIN HOOD MULTIFOODS INC.




May 26, 2000                           By  /s/ Robert C. Morgan
                                       -------------------------------
                                       Robert C. Morgan
                                       Member of the Savings Committee





                               EXHIBIT INDEX


23     Consent of KPMG LLP.